CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Balance Sheets

March 31, 2003 and December 31, 2002
(Unaudited - Prepared by Management)

                                                            MARCH 31, December 31,
                                                                 2003         2002
                                                          (UNAUDITED)    (audited)
ASSETS

Current assets:
    Cash and cash equivalents                            $  1,690,276   $  679,100
    Accounts receivable                                     1,383,395    1,366,780
    Inventories (note 2)                                    1,173,206    1,057,666
    Prepaid expenses and deposits                              47,269       43,513
    Current portion of advances receivable                     36,000       26,844
                                                            4,330,146    3,173,903
Advances receivable (note 3)                                   90,502      111,500
Equipment and leasehold improvements (note 4)                 450,507      471,079
Patents                                                        34,905       34,154
                                                         $  4,906,060 $  3,790,636

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued liabilities            $     901,744   $  947,014
    Bank loan (note 5)                                         10,000      140,000
    Deferred revenue                                                -       11,042
    Current portion of long-term debt                          16,275       21,684
    Current portion of obligations under capital leases        37,388       48,015
    Due to related parties                                      2,140            -
                                                              967,547    1,167,755
Long-term debt (note 6)                                        55,139       55,139
Obligations under capital leases (note 7)                      49,566       49,566

Shareholders' equity:
    Share capital (note 8)                                  4,520,856    3,256,336
    Contributed surplus                                        64,385       26,188
    Deficit                                                 (751,433)    (764,348)
                                                            3,833,808    2,518,176
                                                         $  4,906,060 $  3,790,636

See accompanying notes to consolidated interim financial statements.

#

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Operations and Deficit

For the three months ended March 31, 2003 and 2002
(Unaudited - Prepared by Management)

                                                      2003          2002

Sales                                         $  1,906,478  $  1,381,044
Cost of sales                                      904,182       598,330
                                                 1,002,296       782,714

Operating expenses:
     Wages and benefits                            443,346       323,834
     Research and development                      196,664       155,894
     Sales and marketing                           142,569       133,179
     Office and administration                     158,613       121,488
     Bank charges and interest                      14,178        12,981
     Amortization of:
          Capital assets                            34,562        22,315
          Deferred development costs                     -        58,606
          Patents and other intangible assets        2,228         2,945
                                                   992,160       831,242

Operating income (loss) for the period              10,136      (48,528)

Interest and other income                            2,779        23,948

Net earnings (loss) for the period                  12,915      (24,580)

Deficit, beginning of period                     (764,348)     (800,741)

Deficit, end of period                        $  (751,433)  $  (825,321)

Earnings (loss) per share - basic and diluted   $    0.001  $    (0.001)

Weighted average number of shares outstanding   20,808,266    20,305,599

See accompanying notes to consolidated interim financial statements.
#

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2003 and 2002
(Unaudited - Prepared by Management)

                                                                       2003          2002

Cash provided by (used in):

Operations:
    Net earnings (loss) for the period                      $        12,915   $  (24,580)
    Amortization, an item not involving cash                         36,790        83,866
    Changes in non-cash operating working capital:
               Accounts receivable                                 (16,615)     (361,045)
               Inventories                                        (115,540)      (75,425)
               Prepaid expenses and deposits                        (3,756)      (14,865)
               Accounts payable and accrued liabilities            (45,270)       283,910
               Due to related parties                                 2,140             -
               Deferred revenue                                    (11,042)             -
                                                                  (140,378)     (108,139)

Investing:
     Decrease in advances receivable                                 11,842         5,886
     Purchase of equipment and leasehold improvements              (13,990)      (28,927)
     Patents                                                        (2,979)             -
                                                                    (5,127)      (23,041)

Financing:
     Proceeds on share issuance                                   1,480,000       237,600
     Share issuance costs                                         (215,481)             -
     Contributed surplus                                             38,198             -
     Bank loan                                                    (130,000)        20,000
     Repayment of long term debt                                    (5,409)       (5,586)
     Principal payments of obligations under capital leases        (10,627)       (6,733)
                                                                  1,156,681       245,281
Increase in cash and cash equivalents                             1,011,176       114,101
Cash and cash equivalents, beginning of period                      679,100     1,060,817
Cash and cash equivalents, end of period                       $  1,690,276  $  1,174,918

See accompanying notes to consolidated interim financial statements.
#

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


Carmanah Technologies Corporation (the "Corporation" or "CTC"), formerly Andina Development Corporation, was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996. On June 21, 2001, the Corporation acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI"). CTI is in the business of developing and manufacturing solar-powered light technology and the sale of related products.

1. SIGNIFICANT ACCOUNTING POLICIES:

   The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The following is a summary of the significant accounting policies used in the preparation of the financial statements.

   (a)Basis of presentation:

      Consolidation:

      These  consolidated financial statements  include  the  accounts  of  the
      Company   and   its  wholly-owned  subsidiary,  CTI.   All  inter-company
      transactions and balances have been eliminated.

   (a)Cash and cash equivalents:

      Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

   (c)Inventories:

      Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

   (d)Equipment and leasehold improvements:

      Equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

      Asset                                      Basis                    Rate

      Automobiles                         declining balance                30%
      Computer hardware                   declining balance                30%
      Computer software                   declining balance               100%
      Leasehold improvements                  straight-line      term of lease
      Office, production and research equipmentdeclining balance           20%

      The cost of repairs and maintenance is expensed as incurred.
#

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    (e)Patents:

      Direct costs of obtaining patents are capitalized and amortized at 25% declining balance, being the estimated period of benefit.

   (f)Revenue recognition:

      Revenues from the sale of products are recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable. Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product. If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received. Payments received in advance of the satisfaction of the Company's revenue recognition policies are recorded as deferred revenue.

   (g)Research and development costs:

      Research costs are expensed as incurred. Development costs are expensed as incurred unless certain stringent criteria for deferral, as specified by the Canadian Institute of Chartered Accountants, have been met. These criteria primarily relate to the establishment of technical feasibility, identification of specified markets, and availability of adequate resources to complete the project under development. Costs of product development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product. Costs are then amortized over the estimated period of future benefit.

   (h)Earnings (loss) per share:

      The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period excluding escrowed shares which the release of are subject to performance criteria. Diluted net earnings (loss) per share are calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.


#

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    (i)Stock-based compensation:

      Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

      Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. During the period ended March 31, 2003, due to the nature of the stock options granted to a non-employee, compensation costs were recorded in shareholders' equity.

      For other employee awards, including employee stock options, the Company has elected to continue to apply the settlement method. Under this method, no compensation expense is recognized when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. The Company is required to disclose pro forma net earnings and earnings per share information as if employee stock options granted on or after January 1, 2002 had been accounted for under the fair value method. This information is presented in note 8(c).

   (j)Foreign currency transactions:

      The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currency are translated to Canadian dollars at the rate of exchange prevailing at the consolidated balance sheets date. Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

   (k)Measurement uncertainty:

      The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the estimation of warranty provisions and valuation of stock compensation. Actual results could differ from those estimates.
#

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    (l)Impairment of long-lived assets:

      The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, deferred software development costs and patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset. If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

2. INVENTORIES:

                                                                 March 31, 2003

   Raw materials                                                     $  755,923
   Work-in-process                                                      208,769
   Finished goods                                                       208,514

                                                                     $1,173,206

3. ADVANCES RECEIVABLE:

                                                                 March 31, 2003

   Advances per beginning of year                                    $  138,344
   Payments received                                                   (13,500)
   Accrued interest for the period                                        1,658
                                                                        126,502

   Less: current portion of advances receivable                        (36,000)

                                                                     $   90,502

   The Corporation entered into a Letter of Intent dated September 15, 1999 which sets forth the basic terms and conditions of a proposed acquisition of all the issued and outstanding securities of Bargain Castle International Discount Centres Inc. ("Bargain Castle"), a private company which carries on the business of selling goods that are purchased from liquidation sources. The transaction was not completed as certain conditions required to be met for the closing were not satisfied.

   Advances receivable are payable in monthly instalments of $3,000 including annual interest at 8%. Commencing April 1, 2003, interest will not be charged on the advances and monthly installments are increased to $4,000. The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.


CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

                                                    Accumulated        Net book
   March 31, 2003                          Cost    amortization           value

   Computer hardware                 $  223,691      $  124,311      $   99,380
   Computer software                    120,268         110,985           9,283
   Leasehold improvements               203,398          75,014         128,384
   Office equipment                      97,009          22,609          74,400
   Production equipment                 181,791          57,638         124,153
   Research equipment                    28,701          13,794          14,907

                                     $  854,858      $  404,351       $ 450,507

   Equipment and leasehold improvements include $151,037 of equipment acquired under capital leases. Amortization of equipment under capital lease of $7,753 is included in amortization expense.

5. BANK LOAN:

   The Company, through CTI has a credit facility with the Royal Bank of Canada, which includes a demand operating loan to a maximum of $300,000 (2002 - $300,000) at prime plus 1.25% (2002 - 1.25%). This credit facility is secured by a general security agreement, and guarantee and postponement of claim by CTC.

6. LONG TERM DEBT:

                                                                 March 31, 2003

   Business Development Bank loan, payable in monthly
    instalments of $1,675 including annual interest at
    prime plus 1.25%, maturing December 23, 2005.
    Secured by a general security agreement on
    manufacturing equipment.                                         $   65,325

   City of Victoria, payable in monthly instalments of
    $170 including annual interest at 7.92%, maturing
    August 1, 2006                                                        6,089

                                                                         71,414

   Less current portion of long-term debt                              (16,275)

                                                                     $   55,139

#

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


6. LONG TERM DEBT (CONTINUED):

   Scheduled debt repayments to maturity are as follows:


      2003                                                           $   16,275
      2004                                                               21,814
      2005                                                               23,275
      2006                                                               10,050

                                                                     $   71,414

7. OBLIGATIONS UNDER CAPITAL LEASES:

   The Company leases computer equipment under lease agreements, which are classified as capital leases. The future minimum annual lease payments are repayable as follows:

                                                                 March 31, 2003

   2003                                                                    $
   54,650
   2004                                                                  38,308
   2005                                                                  16,073
                                                                        109,031

   Less amounts representing interest at 6.25% to 10.75%               (22,077)
   Present value of capital lease obligations                            86,954

   Less current portion                                                (37,388)

                                                                     $   49,566

8. SHARE CAPITAL:

   (a)Authorized:
         Unlimited number of common shares without par value.

   (b)Issued and outstanding:

                                        Number of common shares          Amount

      Balance, December 31, 2001                     20,212,710       3,029,746
       Private placement                                440,000         237,600
       Less share issuance costs                              -        (11,010)

      Balance, December 31, 2002                     20,652,710       3,256,336
       Private placement                              2,000,000       1,480,000
       Less share issuance costs                              -       (215,481)

      Balance, March 31, 2003                        22,652,710  $    4,520,855



CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


8. SHARE CAPITAL (CONTINUED):

   (b)Issued and outstanding (continued):

      During the year ended December 31, 2002, the Company completed a private placement of 440,000 common shares at $0.54 per common share for gross proceeds of $237,600.

      During the period, the Company completed a private placement of 2,000,000 common shares at $0.74 per common share for gross proceeds of $1,480,000.

   (c)Stock options:

      Options to purchase common shares of the Company may be granted by the Board of Directors to employees and non-employees of the Company. A summary of the status of the options outstanding and exercisable follows:

                                                      Number of   common shares
       Amount

      Balance, December 31, 2001                      3,224,833            0.74
       Granted                                          166,664            0.75
       Cancelled                                      (241,668)          (0.75)
      Balance, December 31, 2002                      3,149,829            0.74
       Granted                                          533,000            0.75
       Cancelled                                        (5,000)          (0.75)

      Balance, March 31, 2003                         3,677,829   $        0.74

      The  following  table  summarizes   the  stock  options  outstanding  and
      exercisable at March 31, 2003.

                               Number                                   Number
                       outstanding at                           exercisable at
      Exercise price   March 31, 2003            Expiry date    March 31, 2003

      $0.60                   229,333       February 3, 2005           229,333
      $0.75                 2,753,832          June 20, 2006         2,753,832
      $0.75                   166,664          June 13, 2007            93,606
      $0.75                   428,000       January 13, 2008           428,000
      $0.75                   100,000          April 1, 2005           100,000

                            3,677,829                                3,604,771

      During the period ended March 31, 2003, no compensation costs were recorded in the consolidated statements of operations and deficit for options granted to employees.
#

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


8. SHARE CAPITAL (CONTINUED):

   (c)Stock options (continued):

      Had compensation costs been determined for employee awards granted during the period using the fair value based method at their respective grant dates, the Company's pro forma net earnings (loss) and pro forma basic and diluted earnings (loss) per share would have been as follows:

                                                                March 31, 2003

      Net earnings, as reported                                      $  12,915
         Compensation expense related to fair value of stock options    95,188

      Pro forma net loss                                             $(82,273)

      Earnings per share, as reported:
         Basic and diluted                                           $   0.001

      Pro forma loss per share                                       $ (0.004)

      The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                                 March 31, 2003

      Risk free interest rate                                              3.5%
      Expected dividend yield                                                0%
      Stock price volatility                                                59%
      Expected life of options                                          2 years

      The weighted average fair value of options granted during the period ended March 31, 2003 is $0.31.

   (d)Shares held in escrow:

      As at March 31, 2003, the Company held 4,339,883 common shares in escrow subject to time-based or performance-based release criteria.

      The time-based escrow shares are eligible for release at 15% semi-annually until July 2004. As at March 31, 2003, no shares have been released from the time-based escrow and 3,423,606 shares remain in time-based escrow.

      Performance escrow shares are released at one share for every $3.00 in Qualifying Revenue or $3.00 in Qualifying Financing, whichever results in the greater number of escrow securities. Shares eligible for release from escrow are limited to 30% of total escrow securities. As at March 31, 2003, no shares were released from performance escrow and 916,277 remain in performance-based escrow.
#

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


8. SHARE CAPITAL (CONTINUED):

   (d) Shares held in escrow (continued):

      Subsequent to the quarter end, 241,273 shares were released from escrow leaving a balance of 4,098,610 shares held in escrow. All shares are estimated to be released from escrow by July 6, 2004.

   (e)Warrants:

      (i)The  following warrants were outstanding  at  March  31,  2003.   Each
         warrant entitles the holder to purchase one common share of the Company.

         Number                     Exercise price           Expiry date

         1,167,467                       $1.25             June 21, 2003

         On November 4, 2002, the TSX Venture Exchange approved the extension of the expiry date of the warrants from December 21, 2002 to June 21, 2003.

     (ii)In addition, the Company had issued 233,493 brokers' warrants, which entitle the holder to one common share and one-half warrant until June 21, 2003 at a price of $0.75 each. Each whole warrant will entitle the broker to purchase one common share of the Company at a price of $1.25 per common share until June 21, 2003.

         Subsequent  to  the  quarter  end,  152,850  broker's   warrants  were
         exercised at a price of $0.75 per common share and 152,850 common shares were issued for proceeds of $114,367.

9. CONTRIBUTION AGREEMENT:

   During fiscal 2002, CTI entered into a Contribution Agreement (the "Agreement") with Sustainable Development Technology Canada. Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000. At March 31, 2003, eligible research and development expenses of $177,424 have been offset by contributions receivable under this agreement.

10.RELATED PARTY TRANSACTIONS:

   During the period ended March 31, 2003, the Company paid $22,203 for research and development services to a director of the Company. During the period, the Company paid contract fees of $79,127 to a company part owned by a director of the Company. This company provides two senior management positions and one administrative position to the Company.

   The Company has entered into an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, expiring July 2004. During the period ended March 31, 2003, the Company paid management fees of $30,000 under this agreement.

   During the period, the Corporation paid directors' fees of $6,000 to two directors of the Corporation.



CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


10. RELATED PARTY TRANSACTIONS (CONTINUED):

   These transactions are measured at the exchange amount of consideration established and agreed by the related parties.

11.FINANCIAL INSTRUMENTS:

   (a)Fair value:

      For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity. The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values. The estimated fair value of advances receivable approximates its carrying value as it bears interest at rates approximating current market rates.

   (b)Currency risk:

      The Company's major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency. The Company has not entered into any foreign exchange contracts to hedge this risk.

12.COMMITMENTS:

   The Company has operating lease agreements for the rental of premises and equipment. The minimum future annual rental payments under the leases are as follows:

                                                           Amount

      March 31, 2003:

      2003                                              $ 144,005
      2004                                                134,643
      2005                                                133,579
      2006                                                 85,945

                                                        $ 498,172


13.INDUSTRY SEGMENT AND FOREIGN OPERATIONS:

   The Company operates in one segment being the development and manufacturing of solar-powered light technology and the sale of related products to consumers and suppliers worldwide. Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.
#

CARMANAH TECHNOLOGIES CORPORATION
Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


13.INDUSTRY SEGMENT AND FOREIGN OPERATIONS (CONTINUED):

   The Company had sales of $263,694 to one customer during the three months ended March 31, 2003 representing more than 10% of the sales for that period. During the fiscal year 2001, the company had sales of $424,049 to a different customer, representing more 10 of the sales for that year. Sales to any individual customers in fiscal 2000 or 2002, did not exceed 10% of sales.

   As at March 31, 2003, and 2002, all of the assets related to the Company's operations were located in Canada.

   For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

   (thousands of dollars)                                        March 31, 2003

   North America                                                     $    1,279
   Europe                                                                   442
   Other                                                                    185

                                                                     $    1,906
#

                                         Schedule B:  Supplementary Information
                                                                         Page 1

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)



Section 1

Breakdown, by major category, of cost of sales during the current fiscal year-to-date:

Direct materials                          $ 697,182
Labour                                      101,004
Indirect materials, supplies, freight-in     30,056
Inventory adjustments and variance           75,940
                                         $  904,182


Breakdown, by major category, of office and administration during the current fiscal year-to-date:

Building repairs, maintenance and security      $    4,084
Computers and equipment repairs and maintenance      3,581
Computers and equipment rentals                      3,645
Directors' fees                                      6,000
Dues and licenses                                    4,472
Insurance                                           15,993
Management fees                                     30,000
Office supplies                                     29,440
Professional fees                                    8,901
Recruitment, training, seminars                        550
Regulatory and transfer agent                        7,749
Rent and storage                                    15,997
Shipping and customs                                 1,758
Telephone and utilities                             11,616
Travel and entertainment                            12,815
Vehicle                                              2,012
                                                $  158,613


Breakdown, by major category, of research and development during the current fiscal year-to-date:

Contract employment    $     31,047
Materials                    88,169
Small tools                   1,752
Wages                       110,386
Grant expense recovery     (34,690)
                        $   196,664


#

                                         Schedule B:  Supplementary Information
                                                                         Page 2

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)



Section 1 (continued):

Breakdown, by major category, of sales and marketing during the current fiscal year-to-date:

Consulting fees        $     14,030
Marketing activities         80,740
Public relations             17,012
Trade shows and travel       29,042
Entertainment                 1,745
                        $   142,569


Transactions with non-arms length parties during the current fiscal year-to-date:

A salary of $22,203 was paid for research and development to a Director and contract fees of $79,127 to a company part owned by a Director of the Corporation. The contracted company provides two senior management positions and one administrative position to CTI.

Management fees of $30,000 were paid to a company controlled by a director of the Corporation.

Directors' fees of  $6,000 were paid to two directors of the Corporation.



Section 2

A.    Securities issued during the current fiscal year-to-date:

Date of     Type of    Type of    Number of   Price   Total  	  Type of        Commission
Issue       Security   Issue      Shares              Proceeds    Consideration
March 24,   Common    Private     2,000,000   $0.74   $1,480,000  Cash           -
2003        shares    placement




B.    Options granted during the current fiscal year-to-date:

Date              Name of Optionee   Type of    Number of  Exercise  Expiry
Granted                              Option     Shares     Price     Date
January 13, 2003  Various employees  Employee   183,000    $0.75     January 13, 2008
January 13, 2003  Michael Ball       Officer    250,000    $0.75     January 13, 2008
March 26, 2003    Consultant         Consultant 100,000    $0.75     April 1, 2005


#

                                         Schedule B:  Supplementary Information
                                                                         Page 3

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)



Section 3

A.    Authorized and issued share capital as at March 31, 2003:

      Authorized share capital - unlimited common shares without par value.

      A total of 22,652,710 shares have been issued for a total of $4,520,856.


A.    Options, warrants and convertible securities outstanding as at March
      31, 2003:

                 Number    Exercise or
Security      Or Amount   Convertible Price  Expiry Date
Stock Options   229,333       $0.60          February 3, 2005
              2,753,832       $0.75          June 20, 2006
                166,664       $0.75          June 13, 2007
                428,000       $0.75          January 13, 2008
                100,000       $0.75          April 1, 2005

Warrants      1,167,467       $1.25          June 21, 2003
                233,493       $0.75          June 21, 2003
                116,747       $1.25          June 21, 2003


C.    Shares in escrow or subject to pooling as at March 31, 2003:

      Common shares in escrow - 4,339,883

D.    List of directors as at March 31, 2003:

Dr. David Green       Director & Chairman
Art Aylesworth        Director, President & CEO
Kelly Edmison, LLB    Director
Trevor Johnstone, CA  Director
Praveen Varshney, CA  Director & CFO
Peeyush Varshney, LLB Secretary



#

                                             Schedule C:  Management Discussion
                                                                         Page 1

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


FINANCIAL RESULTS:

Carmanah's total revenues for the three months ended March 31, 2003 increased 38% to $1,906,478, compared to $1,381,044 for the same period in 2002. Revenues were derived from the sale of solar-powered LED (light emitting diode) hazard, safety and navigation lights. Sales were sourced through a worldwide distribution network and direct sales efforts in key market segments and territories. Revenue growth was achieved through increased investment in direct sales and marketing resources and activities. Sales increased throughout the Company's existing product lines and through the introduction of several new products.

Net income for the three months ended March 31, 2003 was $12,915 or $0.001 per share compared to a loss of $24,580 or $0.001 per share for the three months ended March 31, 2002. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $63,883, compared with $72,267 for same period in 2002.

Carmanah's gross profit margin decreased to 52% of sales, a 4% reduction over previous year's 56% gross profit margin. This decrease was primarily the result of the decline of the US dollar, relative to our CAD dollar, as the Company's sales pricing of its products is primarily in US dollars. The Company will monitor any further changes in this exchange rate and take appropriate steps to help maintain its margins.

Wages and benefits expense for the three months ended March 31, 2003 increased 37% to $443,346, compared with $323,834 in the same period in 2002. This increase is the result of an increase in sales and administrative staff in support of planned sales growth. The wages and benefits expense as a percentage of sales remains consistent for both periods, at 23%.

Office and administration expenses in first quarter 2003 were $158,613, representing a 31% increase over 2002 at $121,488. During the first quarter of 2002, the Company was still running its entire operation in one building. It has since expanded into an adjacent building. This has resulted in increased rent, utilities and general office costs for first quarter 2003, compared with first quarter 2002.

During first quarter 2003, research and development expenses of $196,664 represented a 26% increase over the previous year's $155,894. Carmanah is investing in development of products for new markets, at a rate that is relative to its sales growth. As a percentage of sales, research and development expenses for 2003 are 10%, whereas for 2002 they are 11%.

Sales and marketing expenses in 2003 were $142,569, representing a 7% increase or $9,390 over 2002 at $133,179. Carmanah's continuous marketing for new and existing product lines throughout its worldwide marketplace resulted in an increase of $37,219 in marketing activities for the period ended March 31, 2003. However, Carmanah's tradeshow and related travel costs in the first quarter of 2003 were $29,109 lower than what occurred in first quarter 2002. This is due to timing of when key tradeshows take place that Carmanah chooses to attend.



#

                                             Schedule C:  Management Discussion
                                                                         Page 2
CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


Carmanah's cash and cash equivalents at March 31, 2003 were $1,690,276, compared to $679,100 at December 31, 2002. The increase is due primarily to receipt of funds raised on issuance of 2,000,000 shares at $0.74, resulting in net proceeds of $1,264,519. Approximately $245,000 of the cash usage is the result of increased inventory levels, and pay down on the Company's line of credit. The Company's net working capital at March 31, 2003 is $3,362,599 (current ratio of 4.47:1) as compared to $2,006,148 (2.71:1) at December 31, 2002.

OPERATIONS:

U.S. PATENT APPROVED FOR AUTOMATIC LIGHT CONTROL

On February 20, 2003, the Corporation announced that a U.S. patent application (#09/824,994) for its proprietary Automatic Light Control (ALC) technology was been approved.

ALC distinguishes our products from any other solar-powered lighting products in the world today. This technology allows our lighting products to automatically adapt to the solar environment where they are installed, thereby greatly extending our product's capabilities and reliability while reducing component size and associated cost.

PRIVATE PLACEMENT OF $1.48 MILLION

On February 25, 2003, the Corporation announced that it proposed to issue up to 2,000,000 common shares of the Corporation at a price of $0.74 per share pursuant to a private placement, for gross proceeds of up to $1,480,000. The private placement was subject to completion of formal documentation and receipt of regulatory approval with Canaccord Capital Corporation to receive a cash commission of 7.5 percent of the gross proceeds raised.

The Corporation also announced that a sale of 2,000,000 common shares (the "Traded Shares") had been effected through the facilities of the TSX Venture Exchange. A total of 998,000 of the Traded Shares were held by control persons and / or other insiders of the Corporation, and were sold to arm's length, public shareholders. These new shareholders are four European institutions that can be categorized as Socially Responsible Investors with a focus on environmental technology. From the proceeds of the sale of the Traded Shares, the sellers purchased common shares pursuant to the private placement listed above.

On March 31, 2003, the Corporation announced that it had closed the private placement of 2,000,000 common shares of the Corporation at a price of $0.74 per share, for gross proceeds of $1,480,000. The securities issued carry with them a four month "hold period" from the date of issuance of the common shares.

ATLANTA TRANSIT BUYS I-STOP(TM) SOLAR-POWERED, LED-ILLUMINATED BUS STOP

On March 18, 2003, the Corporation announced that the Metropolitan Atlanta Rapid Transit Authority (MARTA) has selected the i-STOP(tm), the Corporation's new solar-powered bus-stop illumination system, for its "Enhanced Service Routes." Atlanta's $125,000 Cdn purchase marks the largest and most prominent installation of i-STOP(tm) systems since the product's market introduction in September of 2002.

MARTA has identified four normal service routes to become Enhanced Service Routes with Express and Skip Stop services. In addition to providing its core functions of security lighting, bus signaling and illuminated schedule information, MARTA's passengers will know that i-STOP(tm) systems indicate Enhanced Bus-Stop Service.

                                             Schedule C:  Management Discussion
                                                                         Page 3
CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2003
(Unaudited - Prepared by Management)


MARTA'S order was shipped on February 26th, 2003. The four key Atlanta bus routes will operate with the Enhanced Service beginning March 24th, 2003. A special new fleet of unique, blue buses (called "Blue Flyers") will service the Enhanced Stops, and their color will match the color of the i-STOP(tm) systems.

INTERNATIONAL AVIATION LIGHTING MARKET

On April 23, 2003, the Corporation announced its official launch into the worldwide aviation lighting market will be at the 75th Annual American Association of Airport Executives (AAAE) Conference and Exposition in Los Angeles, California, April 27-30, 2003.

The Conference is the largest show in the U.S. aviation industry, with approximately 4000 attendees. Carmanah was at booth #242 presenting six solar-powered LED aviation lights for applications including temporary / permanent runway and taxiway edge lighting, obstruction, barricade, heli-pad and construction lighting.

EUROPEAN UNION WITH NEW SOLAR BUS STOPS AND SHELTERS

On May 5, 2003, the Corporation celebrated the worldwide launch of its new i-SHELTER{trademark} solar-powered illuminated bus shelter at the UITP Mobility & City Transport Exhibition in Madrid, Spain, May 5-8, 2003. The international event marked the move of Carmanah's successful i-STOP{trademark} solar-powered, illuminated bus stop beyond North America into Europe's multibillion-dollar transit market.

The i-SHELTER{trademark} is an new, innovative solution for bus stop lighting: a completely self-contained, solar-powered bus shelter. The i-STOP{trademark} bus stop has been installed in hundreds of locations continent-wide since its introduction to North America in September 2002. The i-STOP{trademark} includes an illuminated bus schedule, an overhead security light and a user-activated flashing beacon to notify bus drivers when a stop is required.

ABOUT CARMANAH TECHNOLOGIES INC.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway, railway, mining and aviation markets. The company has more than 50,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

The Board of Directors look forward to updating shareholders on several other exciting opportunities that the Corporation is currently developing. We thank you for your continued support.


On Behalf of the Board of Directors
CARMANAH TECHNOLOGIES CORPORATION

" Praveen Varshney "

PRAVEEN VARSHNEY, C.A.
Director



#